Exhibit 1

Rio de Janeiro, July 27, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Att.:	Mr. Fernando Soares Vieira
Superintendent of Corporate Relations
Mr. Guilherme Rocha Lopes
Manager of Company Monitoring—2

Re: Official Letter No. 263/2016-CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter No. 263/2016-CVM/SEP/GEA-2 (“Official Letter”), which copy is herein attached, in which Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) was asked to provide clarifications concerning the news article published on July 26, 2016 in Jornal O Globo, titled “Oi negotiates with creditors a contribution of US$1 billion for investment (Oi negocia com credores aporte de US$ 1 bilhão para investimento),” Oi explains the following.

It is public information that Oi’s board, together with its legal and financial advisors, has maintained and continues to have discussions with Moelis & Company, advisor to a committee of the Oi Companies’ financial creditors. Such discussions were the subject of various public announcements made by the Company.

Oi clarifies, however, that at the moment there is no formalization or definition from any of the parties of any agreement relating to the terms of a possible restructuring of the debt, which, in any event, would be subject to agreement from other creditors as well as the approval by the Court in which the Company’s judicial reorganization proceeding is pending. In this sense, until there is an effective proposal or such negotiations among Oi and the various groups of creditors reach a successful conclusion, any disclosure about the content or supposed content of these conversations

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro—CEP 22430-190

State of Rio de Janeiro www.oi.com.br

is mere speculation, such that Oi reiterates that investors and the market in general must be guided solely by the Company’s official disclosures.

Oi reiterates its commitment to keep its shareholders and the market informed about the topics discussed herein and makes itself available to the CVM for further information.

Sincerely,

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro—CEP 22430-190

State of Rio de Janeiro www.oi.com.br

Official Letter No. 263/2016-CVM/SEP/GEA-2

Rio de Janeiro, July 26, 2016.

To:

Mr. FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425 – 8th floor- Leblon

CEP 22430-190—Rio de Janeiro—RJ

Tel: (21) 3131-2918/ Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: emissores@bvmf.com.br

Subject: Request for Clarifications Concerning News

Dear Sir,

1. We make reference to the news article published on July 26, 2016 in Jornal O Globo, titled “Oi negotiates with creditors a contribution of US$1 billion for investment (Oi negocia com credores aporte de US$ 1 bilhão para investimento)”, in which the following statements are made:

Oi negotiates with creditors a contribution of US$1 billion for investment

Proposal also included a US$40 billion reduction of current debt Oi and its creditors who have purchased bonds issued by the telecom company abroad have already defined the principal concepts of the debt renegotiation plan, after the company filed its request for judicial reorganization last month. According to a source with knowledge of the negotiations, the proposal includes a reduction of the total debt contained in the reorganization plan, R$65.4 billion, to R$25.4 billion. In addition, the creditors (bondholders) have already signaled their intent to inject US$1 billion in new capital into the operator. These creditors — a group of 70 Financial Institutions — are being financially advised by Moelis & Company. Moelis, in turn, has been negotiating the terms of the agreement with PJT, a financial consultant of Oi. Moelis already met with more than 40% of the company’s foreign creditors. That is, it represents R$13.6 billion of the R$34 billion debt of this credit category.

—Within the Moelis group, half of the creditors consist of eight Investors. It is these Investors that are inclined to inject US$1 billion in new capital for Oi investments —says a source.

Should the proposal be confirmed, the sum would equal 80% of what the operator invested last year (R$4.1 billion) and would help the viability of its investment plan.

Another concept driving the negotiations is the debt reduction. Creditors and the company are working with a reduction of R$40 billion of the telecom’s debt.

—The objective is to reduce the ratio between net debt and earnings [EBITDA] to less than 3X. This indicator is out of control. And for that, the only way is to convert the debt into shares. Before the judicial reorganization, they would have received a 95% interest in the company. Today, that number is under discussion—said the source.

Another crucial point of the conversations is the extension of the debt maturities. The idea is that the time period be extended to between seven and 15 years. Before the judicial reorganization, much of the debt was to mature in two years.

—This extension is essential, as the company today does not have access to credit since the credit risk agencies reduced its credit ratings. As such, with the new debt profile, the idea is that the cost of interest be reduced, in case of a need to access the credit markets — explained the source.

However, the proposal needs the approval of all the creditors. For this purpose, there will be a call for a creditors’ meeting. This source highlighted that the proposal, in order to be accepted, needs to have the approval of a simple majority of those present, respecting the minimum quorum requirement of Shareholders for the meeting, which is 51%. Moelis declined to comment.

Yesterday, the “vulture fund” Aurelius sent a letter to the creditors criticizing Moelis and the possible proposals being discussed. The fund says that Moelis is acting on “incomplete and erroneous information about Brazilian legislation.” Moelis in turn has said that “it is committed to identifying ways to recover value for Oi.”

CORREIOS MUST SUBMIT ACCOUNTS

Yesterday, Judge Fernando Viana, of the 7th Corporate Court of the Rio Court of Justice (TJ-RJ) granted an injunction to Oi finding that Correios (the Postal Service), a creditor of the telecom, must restore the service of sending invoices to customers, which had been suspended. In his ruling, the judge decided to impose a daily fine of R$1 million in the event of noncompliance. Therefore, Oi decided to extend the maturity date.

2. With respect to the above, we request your response as to the veracity of the published statements, and, if confirmed, an explanation for why these events were not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002.

3. The Company’s response should include a copy of this Official Letter and shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation,” and “News Published in the Media” subject.

4. We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

5. We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market, material fact occurring or related to your business as well as to ensure its full and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

6. Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on item II of Article 9 of Law 6,385/76, and CVM Instruction No. 452/07, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, without prejudice to other administrative sanctions for non-compliance with the requirements in this notice within the period of 1 (one) business day from the date of knowledge of the content of this letter, which is sent by e-mail.

Sincerely,

Document signed electronically by Guilherme Rocha Lopes, Manager, on July 26, 2016, at 12:13 p.m., pursuant to Art. 1, III, letter “b”, of Law No. 11,419/2006.